Mail Stop 0308
	June 14, 2005


Michael J. Hanson
President and Chief Executive Officer
NorthWestern Corporation
125 S. Dakota Avenue
Sioux Falls, South Dakota 57104

          Re:	NorthWestern Corporation
	Amendment No. 1 to Registration Statement on Form S-3
	Filed May 31, 2005
	File No. 333-123450
	Amendment No. 1 to Registration Statement on Form S-4
	Filed May 31, 2005
	File No. 333-123381
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 1-10499
	Form 10-Q for Fiscal Quarter Ended March 31, 2005
	File No. 1-10499


Dear Mr. Hanson:

	We have reviewed your filings and have the following comments.
Please be aware that we have conducted only a limited review of your
Form S-4. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form S-3

Use of Proceeds, page 15
1. We reissue comment 9 in our letter dated April 15, 2005.
Please
discuss the use of proceeds you will receive in connection with the exercise of warrants, for which the underlying shares are being offered for sale.

Selling Stockholders, page 15
2. We reissue comment 10 in our letter dated April 15, 2005. Please include an entry in the table for the additional shares you are registering for issuance to future selling shareholders and include a footnote clarifying why you are unable to currently name the shareholders.
3. We reissue comment 14 in our letter dated April 15, 2005. It remains unclear whether you have listed all persons who have voting or investment power of the securities being offered for sale. For example, the disclosure in footnote (4) to the table refers to five individuals who "may be deemed to beneficially own the shares" but these five individuals "disclaim beneficial ownership." Please clearly identify those natural persons who have beneficial ownership within the scope of Regulation 13D.

Exhibit 5.1, Legality Opinion
4. Please revise your legality opinion to clearly opine on the corporate laws of the jurisdiction of incorporation of the company.

Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis, page 41
5. We note your response to comment 25 in our letter dated April
15,
2005. Please revise to more clearly disclose the progress of your new policies, procedures, and control activities and fully discuss the material effect, if any, the deficiencies identified in your controls and procedures have on your operations.

Consolidated Statements of Cash Flows, page F-7
6. Please refer to comment 26 in our letter dated April 15, 2005. You state you will revise cash flows used in investing activities in future filings to reflect the purchase and sale of Auction Rate Securities. We assume you consider them to be available-for-sale securities as defined by paragraph 12.b of SFAS 115. If so, please explain your reasoning for available-for-sale classification. In doing so, tell us how these securities provided you cash for the 2004
quarters.   Further, it is not clear whether the amounts of these
securities fluctuated based on buying and selling or maturity and repurchase. If the latter, tell us whether these securities matured or you elected proceeds from re-auction. To the extent you are buying and selling or allowing your securities to be remarketed, please explain your basis for the proposed classification as cash flows from investing activities. Further, we note your assertion that an amendment to your March 31, 2005 Form 10-Q is unnecessary as the reclassification of Auction Rate Securities from cash and cash equivalents to current investments will have no impact on total current assets, total assets, working capital position, results of operations, financial covenants, cash flows from operating or financing activities, or equity. However, this reclassification materially impacts previously reported cash and current investments.
To the extent quantitatively or qualitatively material, please amend your Form 10-Q to restate your balance sheet and statement of cash flows to reflect the reclassification.
7. Please refer to comment 27 in our letter dated April 15, 2005. We understand that cash held by Blue Dot is not included in NorthWestern`s cash and cash equivalents. However, it remains unclear why dividends received from a consolidated affiliate should be shown as a cash flow from investing activities as opposed to some other treatment that is consistent with elimination of inter-company transactions. Please explain in detail why you believe it is appropriate to include dividends from a consolidated affiliate as cash flows from investing activities.
8. Please refer to comment 28 in our letter dated April 15, 2005. Tell us in further detail the type of transactions that comprise the line item investing cash flows for discontinued operations for each year presented in your response. Please note that proceeds from the sale or disposal of discontinued operations should be classified as an investing cash flow. We note your reference to footnote 10 to paragraph 26 of SFAS 95, which states, "Separate disclosure of cash flows pertaining to extraordinary items or discontinued operations reflected in those categories is not required." However, this does not preclude you from properly classifying the proceeds from the sale of discontinued operations in investing activities. Rather, it only suggests that you are not required to separately identify those proceeds as relating to the sale of discontinued operations.





9. Please refer to comment 28 in our letter dated April 15, 2005.
We
note in your response the components of the change in net assets of discontinued operations. Please explain why the total represents the change in net assets of discontinued operations rather than cash flows provided by (used in) discontinued operations. Further, please explain why the sum of operating, investing, and financing cash flows of discontinued operations does not equal the increase (decrease) in cash held by discontinued operations.

Notes to Consolidated Financial Statements

Note (3) Emergence from Bankruptcy and Fresh Start Reporting, page
F-
12
10. Please refer to comment 32 in our letter dated April 15, 2005. You disclose in the Form 10-K that reorganization value is $1.5 billion. However, based on review of the table provided in your response, it appears the court-approved enterprise value of $1.5 billion is not consistent with reorganization value as defined by SOP
90-7, which states that reorganization value "is viewed as the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring." We therefore expect reorganization value to equal $2.5 billion, or the assets of the reorganized balance sheet. As $1.5 billion appears to represent a court defined enterprise value rather than reorganization value, please revise your disclosure regarding reorganization value to reflect the accounting definition set forth in SOP 90-7. In doing so, you should disclose both reorganization value and enterprise value, including how these values are calculated. Please show us your revised disclosure in your response. Additionally, in calculating enterprise value, please explain why you subtracted cash and cash equivalents from long-term debt plus equity.
11. Please refer to comment 33 in our letter dated April 15, 2005. We understand you are allowed to recover original cost and an allowed rate of return on utility property, plant and equipment. We also believe that assets should be valued at their estimated fair values at the fresh-start date. Furthermore, paragraph 58 of SOP 90-7 gives credence to the notion that the reorganization value may be more representative of entity value than a non-distressed sale. As such, any excess reorganization value should represent the entity`s ability to generate economic profits. We believe these profits should be minimal based on the adversarial negation process of bankruptcy. Based on your use of the rate of return to discount regulatory assets, at least as related to property, plant and equipment, additional excess reorganization value was created. We do not believe the regulatory rate of return represents the rate of return that was implicitly accepted by your allowed claimants. Given that regulated property, plant and equipment, although a tangible physical asset, in substance reflects a monetary cash flow from ratepayers, we believe the monetary cash flow should be discounted at a rate consistent with that used in determining reorganization value.
To
do otherwise would result in financial statements that are not representatively faithful to the underlying economics. You imply that Rule 5-02.13 of Regulation S-X would not permit recording of an acquisition adjustment on plant. Please explain. Finally, although your valuation analysis considered approaches other than discounted cash flows, our experience is that net present valuation is the prime determinant of value in reorganization situations. Therefore it should be utilized in pushing the reorganization value down to the assets and liabilities of the bankrupt entity.

Note (18) Regulatory Assets and Liabilities, page F-41
12. Please refer to comment 36 in our letter dated April 15, 2005. The last paragraph of your response indicates that competitive transition charges are recorded at the recoverable amount and that no effect has been given to the lack of a reasonable return. We concur that SFAS 71 does not permit deferred costs to be discounted to fair value upon incurrence of a regulatory asset. However, we do believe that discounting regulatory assets that do not earn a return to fair value when applying purchase or fresh-start accounting is necessary.
Paragraphs 9 and 20 of SFAS 71 do not provide an exception to this requirement. Please tell us the estimated amount of adjustment required to discount your regulatory assets not earning a return to fair value and make the appropriate adjustment. If you believe this adjustment is not required, explain your position in detail.

Note (21) Guarantees, Commitments and Contingencies

Qualifying Facilities Liability, page 45
13. Please refer to comments 37 and 38 in our letter dated April
15,
2005. Please explain in detail how you determined FIN 39 does not apply to the qualifying facilities obligations. Further, please explain how paragraph 37(k) of SFAS 141 supports the set-off of amounts recoverable from customers against the unfavorable obligation to the qualifying facilities.  Additionally, although your long term
supply and purchase obligations may qualify for the normal
purchases
and sales exception, you are still required to record the fair value
of those obligations when applying fresh-start accounting.
Further,
please note that we do not believe the implicit set-off of
regulatory
assets against fresh-start liabilities is consistent with GAAP.
See
SAB Topic 10:F, by close analogy, which states that "costs meeting the criteria of paragraph 9 of SFAS 71 should be presented on the balance sheet as an asset and should not be offset against the liability." It appears the costs incurred related to both your qualifying facilities obligation and long-term supply and purchase obligations should be recorded as a regulatory asset and should not be offset against the liability.  Please explain in detail why your
current accounting treatment is accepted practice in fresh-start
or
purchase accounting.
* * * *

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3214 or James Allegretto, Senior Assistant Chief Accountant, at
(202)
551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Benson, Staff
Attorney, at (202) 551-3335 or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

						Sincerely,


						H. Christopher Owings
						Assistant Director

cc:	Mark S. Weitz, Esq.
	Leonard, Street and Deinard Professional Association
	Via Fax - (612) 335-1657










































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Michael J. Hanson
NorthWestern Corporation
June 14, 2005
Page 1